FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

SADIA S.A.

A Publicly-Held Company

CNPJ/MF nº 20.730.099/0001-94

NIRE 42 300 025 747

SUMMARY MINUTES OF THE EXTRAORDINARY AND ORDINARY GENERAL MEETINGS OF SHAREHOLDERS HELD ON APRIL 17, 2008.

1 – DATE, TIME AND PLACE:  On the seventeenth day of April of the year two thousand and eight, at thirty minutes past two (2:30 p.m.), at Sadia S.A. registered address  at  Rua Senador Attílio Fontana No. 86, in Concórdia-SC.

2 – NOTICE: Extraordinary General Meeting of Shareholders: call notice published by the newspapers “O Estado de São Paulo” and “A Notícia (Joinville-SC)”, on March 27, 28 and 29, 2008  and “Diário Oficial do Estado de Santa Catarina”, on March 28 and 31, 2008 and on April 1, 2008. Ordinary General Meeting of Shareholders: call notice published by the newspapers “O Estado de São Paulo” and “A Notícia (Joinville-SC)”, on February 28 and 29, 2008 and March 1, 2008, and “Diário Oficial do Estado de Santa Catarina”, on February 29, 2008 and on March 3 and 4, 2008.

3 – ATTENDANCE:  Shareholders representing more than two-thirds (2/3) of the Company's voting capital were present, in accordance with the signatures on the Shareholders' Attendance Book No. 01.

4 – CHAIR:  Chairman: Walter Fontana Filho, Chairman of the Company's Board of Directors; Secretary: José Nestor Conceição Hopf.

Also present and at the disposal of the chair and of the floor were Messrs.: Marcelo  Gavioli, representative of the independent audit firm KPMG Auditores Independentes S/C,  Fernando Monteiro Alves and Perceval Leite Brito, sitting members of the Fiscal Audit of this Company.

5 - AGENDA:

I – At the Extraordinary General Meeting of Shareholders:

Make a resolution about a) An amendment to Article 21 of the Bylaws, whereby the limit in the number of Board members is raised from twenty-five (25) to thirty-five (35) members; b)  A ratification, pursuant to the terms of Law 6404/76, Article 256, of the acquisitions made by the Company of the controlling interest of the companies BIG FOODS INDÚSTRIA DE PRODUTOS ALIMENTÍCIOS LTDA. and AVÍCOLA INDUSTRIAL BURITI ALEGRE LTDA.

II – At the Ordinary General Meeting of Shareholders:

Make a resolution about a) the submission of management accounts, examination, discussion and voting of the financial statements, accompanied by the opinions of the Independent Accountants and of the Audit Committee, for the fiscal year ended at 12.31.2007;b) the appropriation of net income for the year and ratification of the distributed dividends; c) the election of members to the Board of Directors, establishment of annual management fees and the possibility of shareholders exercising the powers referred to in Law 6404/76, paragraphs 4, II, or 5, of Article 141, introduced by Law No. 10303, of 10/31/2001; d) the election of sitting and deputy members to the Audit Committee and establishment of their fees.

6. – DOCUMENT READING, VOTING AND PREPARATION OF THE MINUTES
(1) By unanimous voting, the reading of the notices was waived since the shareholders already knew their content. (2) Votes, objections and dissenting votes, if any, were numbered, received and authenticated by the Chair and filed at the Company's headquarters, in accordance with Law No. 6404/76, Article 130, Paragraph 1; (3) The preparation of these minutes in summary form, as well as its publication without the signatures of all of the shareholders, were authorized in accordance with Law 6404/76, art. 130, Paragraphs 1 and 2, respectively.

7- RESOLUTIONS:

I – At the Extraordinary General Meeting of Shareholders:

The necessary clarifications were made and then the following matters were approved:

a) By majority voting of those present, an amendment to article 21 of the Bylaws was approved to be read as follows:

"ARTICLE 21 - The Executive Board shall comprise a minimum of seven (7) to a maximum of thirty-five (35) members, no share qualification being required, one of them being the Chief Executive Officer and the remaining being Officers, all of them elected by the Board of Directors. The Board of Directors shall assign their titles and respective duties in the election act."

b) By majority voting of those present and in compliance with Law No. 6404/76, Article 256, the acquisitions of the controlling interest of the companies BIG FOODS INDÚSTRIA DE PRODUTOS ALIMENTÍCIOS LTDA., (CNPJ/MF 01.858.777/0001-54), by the amount of fifty-three million and five hundred thousand reais (R$53,500,000.00) and AVÍCOLA INDUSTRIAL BURITI  ALEGRE LTDA. (CNPJ/MF 04.819.334/0001-42), by the amount of fifty-three million and eight hundred and sixty-six thousand reais (R$53,866,000.00) were ratified, jointly with the agreements and appraisal reports which were at the disposal of the general meeting.

b1) As a result of the above resolution, and in view of the right to withdraw, shareholders dissenting from the ratification of the acquisitions shall be entitled to withdraw from the Company upon reimbursement of their shares, in accordance with Law No. 6404/76, article 256, paragraph 2. Such right to withdraw may be exercised by the Company's shareholders who were, up to the date of dissemination of the Relevant Fact relating to each acquisition, the title holders of shares, in accordance with Law No. 6404/76, article 137, paragraph 1, respectively: - on 12.04.2007 - BIG FOODS INDÚSTRIA DE PRODUTOS ALIMENTÍCIOS LTDA., within the terms of Law No. 6404/76, article 45, paragraph 1, the reimbursement due shall be determined based on the net equity value of the shares in the September 2007 balance sheet, i.e., four reais and seven cents (R$ 4.07) per share and the shareholder shall be entitled to the monetary readjustment contemplated in paragraph 2 of the same article; - on 02.18.2008 – AVÍCOLA INDUSTRIAL BURUTI ALEGRE LTDA.,  within the terms of Law No. 6404/76, article 45, the reimbursement shall be determined based on the net equity value of the shares in the December 2007 balance sheet, i.e., four reais and thirty-four cents (R$4.34) per share and the shareholder shall be entitled to the monetary adjustment contemplated in paragraph 2 of the same article.

b2) Procedure for Exercising the Right to Withdraw. A dissenting shareholder who desires to exercise its right to withdraw shall send an express notice to the Company within thirty (30) days counted as from the date of publication of these minutes, provided that the terms of Law 6404/76, article 137, Third Paragraph, are observed.

II – AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS: Firstly, the Chairman  informed those present that no timely request for multiple vote to elect a member to the Board of Directors had been received and that only a nomination by preferred and minority shareholders interested in voting for a member to the Board of Directors had been received, in accordance with the provision in Law 6404/76, article 141, Paragraphs 4 and 5, whose election should occur separately, in the course of the meeting, following the items in the agenda. Proceeding with the meeting, the  Secretary informed that the documents under item “i” of the OGM Agenda had been published by the newspapers “O Estado de S. Paulo”,  “A Notícia (Joinville-SC)” and “Diário Oficial do Estado de Santa Catarina”, all of them on 01.31.2008, therefore, more than thirty (30) days in advance of this Meeting and, therefore, evidence of publication of the "notice" referred to in Law 6404/76, article 133, Paragraph 5, could be dispensed with. After the information about the legal publications, the matters in the Agenda of the Meeting were discussed as follows:  a) The Management accounts and the financial statements for the fiscal year ended at 31.12.2007 were unanimously approved and those legally impeded abstained from voting; b) Regarding the appropriation of net income for the year, the  Secretary informed that, from the total amount posted, of six hundred and eighty-seven million, nine hundred and seventy-six thousand, eight hundred reais and seventy-five cents (R$ 687,976,800.75), the Company's Management proposed its total distribution as follows: I -  thirty-four million, three hundred and ninety-eight thousand and eight hundred and forty reais and four cents (R$ 34,398,840.04) to the Legal Reserve; II -  two hundred and six million, five hundred and eighty-three thousand, five hundred and seventy-six reais, sixty-seven cents (R$ 206,583,576.67) to dividends, however, it was clarified that such dividends had already been paid in advance by the Company, under interest on net equity, as specified hereinbelow; and III – the balance of four hundred and forty-six million, nine hundred and ninety-four thousand, three hundred and eighty-four reais and four cents (R$ 446,994,384.04 to statutory legal reserves, of which four hundred and twelve million, five hundred and ninety-five thousand and five hundred and forty-four reais (R$ 412,595,544.00) to the Reserve for Expansion and thirty-four million, three hundred and ninety-eight thousand and eight hundred and forty reais and four cents (R$ 34,398,840.04) to the Research and Development Reserve. The Secretary added that the purpose of the appropriation cited in item III of this proposal  was to fund the investments scheduled for the current year. Upon discussion and voting, the Proposal submitted by the Company's Management was approved in full, by the unanimous voting of those present. Thereafter, the Secretary informed that "in compliance with the Company's dividend distribution policy", the Board of Directors had authorized, to be later ratified by this Meeting, the payment of interest on net equity under advance payment of dividends and of the dividend balance, as follows: I - Interest on Net Equity:  1)  twenty-five million, thirty-five thousand, five hundred and fifty-one reais  and fifty-three cents (R$ 25,035,551.53), relating to the first quarter, paid on 08.17.2007, in accordance with the Board's decision on 03.29.2007; 2) thirty-four million, four hundred and twenty-three thousand, eight hundred and eighty-three reais and thirty-five cents (R$ 34.423.883,35), relating to the second quarter, paid on 08.17.2007, in accordance with the Board's decision on 06.28.2007; 3) fifty-three million, one hundred and ninety-nine thousand, eight hundred and sixty-nine reais and ninety-two cents (R$ 53,199,869.92), relating to the third quarter, paid on 02.15.2008, in accordance with the Board's decision on 09.27.2007; and 4) forty-four million, five hundred and fifty-four thousand, two hundred and seventy-one reais and eighty-seven cents (R$ 44,554,271.87), relating to the fourth quarter, paid on 02.15.2008, in accordance with the Board's decision on 12.20.2007. II – balance of dividends: forty-nine million, three hundred and seventy thousand reais (R$ 49,370,000.00), paid on 02.15.2008, in accordance with the Board's decision on 01.30.2008; everything totaling two hundred and six million, five hundred and eighty-three thousand, five hundred and seventy-six reais and sixty-seven cents (R$ 206,583,576.67). In view of the foregoing, the  Secretary concluded by stating that the Meeting had the duty of making a resolution about the payment of interest on net equity and of the balance of dividends made on the aforementioned dates. "The matter was discussed and voted and the shareholders, by unanimous vote, resolved to ratify the distributions authorized by the Board;  c) The procedures for the election of members to the Board of Directors for a term of office of one (1) year and up to the installation of those that were to be elected by the Ordinary General Meeting to be held in 2009 were then conducted. In compliance with the current legislation, the Chairman informed that, since among the shareholders present, there were preferred and minority shareholders interested in voting for a member to the Board of Directors, in accordance with Law 6404/76, Article 141, Paragraphs 4 and 5, the Meeting would be adjourned for the time required for the decision to nominate a member to the Board of Directors, who would be voted in a separate function by shareholders holding preferred shares representing a minimum of 10% of the Capital Stock. Mrs. LUIZA HELENA TRAJANO INÁCIO RODRIGUES, a Brazilian citizen, married, business administrator and lawyer, ID RG No. 4.364.573-2 SSP/SP and TIN (CPF/MF) No. 052.571.868-02, resident and domiciled at Rua Voluntários da Franca, nº 2295, Centro, Franca – SP, CEP14400-490 was voted as member of the Board of Directors by the majority of the preferred shareholders, representing 26.66% of the total preferred Company's Capital Stock. Subsequently, the election of the remaining members to the Board of Directors was held and the following Board members were elected by the majority of the voting shareholders present, including its Chairman and Vice-Chairman:

BOARD OF DIRECTORS -  CHAIRMAN: WALTER FONTANA FILHO, a Brazilian citizen, married, economist, ID RG No. 4.250.008-SSP/SP and TIN (CPF) No. 947.648.408-04, resident and domiciled at Rua Artur de Souza Marques nº 17, Vila Morumbi, CEP 05691-000, in São Paulo-SP; VICE-CHAIRMAN: EDUARDO FONTANA D’AVILA, a Brazilian citizen, married, civil engineer,  ID RG No. 5.142.157 SSP/SP and TIN (CPF/MF) No. 947.648.328-87, resident and domiciled at Rua Joaquim Cândido de Azevedo Marques nº 750, Morumbi, CEP 05688-020, in São Paulo-SP; OTHER BOARD MEMBERS: DIVA  HELENA FURLAN, a Brazilian citizen, married, lawyer,  ID RG No. 2.985.455-6 SSP/SP  and TIN (CPF/MF) No. 023.323.648-11, resident and domiciled at Rua Piauí, nº 900, apto. 91, Bairro de Higienópolis, CEP 01241-000, in São Paulo-SP;  VICENTE FALCONI CAMPOS, a Brazilian citizen, married, engineer,  ID RG No. 1.476.273-SSP/MG and TIN (CPF/MF) No. 000.232.216-15, resident and domiciled at Rua Antonio Ângelo Cavanis nº 70, Braúnas, CEP 31370-300, in Belo  Horizonte-MG; EVERALDO NIGRO DOS SANTOS, a Brazilian citizen, married, civil engineer,  ID RG No. 2.351.472 SSP/SP and TIN (CPF/MF) No. 067.611.358-34, resident and domiciled at Rua Critios nº 226, apto. 111, Vila Suzana, CEP 05630-040, in São Paulo-SP; FRANCISCO SILVERIO MORALES CESPEDE, a Brazilian citizen, married, business administrator,  ID RG No. 3.895.216 SSP/SP and TIN (CPF/MF) No. 049.049.078-68, resident and domiciled at Alameda dos Anapurus nº 620, apto. 161, Indianópolis, CEP 04087-001, in São Paulo-SP;  NORBERTO FATIO, a Brazilian citizen, married, business administrator,  ID RG No. 2.653.658 SSP/SP and TIN (CPF/MF) No. 008.266.348-34, resident and domiciled at Rua Comendador Bichara Moherdauí nº 220, Jardim Guedala, CEP 05614-080, in São Paulo-SP; JOSÉ MARCOS KONDER COMPARATO; a Brazilian citizen, widower, engineer,  ID RG No. 1.446.416-0  SSP/SP and TIN (CPF/MF) No. 005.902.588-34, resident and domiciled at Rua  Umburanas,  nº 442, Alto de Pinheiros, CEP 05464-000, in São Paulo-SP; ROBERTO FALDINI, a Brazilian citizen, married, business administrator,  ID RG No. 3.182.138-8 SSP/SP and TIN (CPF/MF) No. 070.206.438-68, resident and domiciled at Av. José Galante nº 498, 12º andar, Vila Suzana, CEP 05642-001, in São Paulo-SP; and CASSIO CASSEB LIMA. a Brazilian citizen, married, production engineer,  ID RG No. 7.666.225 SSP/SP and TIN (CPF/MF) No. 008.377.188-30, resident and domiciled at Rua Morro Verde nº 106, Bairro de Pacaembú, CEP 01245-020, in São Paulo-SP.  In accordance with Law No. 6404/76, article 147, paragraphs 1 and 2, the elected Board members confirmed that they have not committed any of the crimes  contemplated in the law that might render them ineligible to exercise business activities, and submitted the declarations required by Law No. 6404/76, article 147, paragraph 4  and by the Brazilian Securities and Exchange Commission – CVM Instruction No. 367/02 and their installation in their positions, and also of the Board member elected by the preferred shareholders, shall occur within thirty (30) days counted as of this date, as provided for in Law No.  6404/76, article 149, paragraph 1.  The Chairman of the Board of Directors used that opportunity to, speaking for himself and on behalf of the Concurring Shareholders, thank Messrs. Alcides Lopes Tápias and Marcelo Fontana, who were leaving their positions in the Board of Directors, for their valuable contribution and commitment during their respective terms. Proceeding with the resolutions relating to this item, the Meeting, by majority voting, approved an annual and aggregate amount up to twenty million and eight hundred thousand reais (R$ 20,800,000.00) to remunerate the members of the Board of Directors and of the Executive Board. That amount does not include the amounts corresponding to the related social charges due. It shall be incumbent on the Board and the Human Resource Division to make the monthly individual distribution of that amount; d) The  Chairman then took the floor and announced that members to the Audit Council had to be elected since their mandates expired at the Ordinary General Meeting then in course.  The shareholders were then requested to express their will in the election of members to that body, with due regard for the provisions of Law 6404/76, Article 161. The Meeting was then adjourned for the time required for the election – by separate voting – of one sitting member and one deputy member, by the preferred shareholders, pursuant to the provisions under letter "a", Paragraph 4, of the aforementioned Article 161. Upon the resumption of the proceedings, it was verified that Mr.  LUIZ ALBERTO PEREIRA DE MATTOS and Mr. LUIZ GUILHERME TINOCO ABOIM DA COSTA, identified hereinbelow, were nominated to the positions of, respectively, sitting and deputy members, elected as they were by the preferred shareholders.  Proceeding with the meeting, the Chairman requested that, in turn, the shareholders of ordinary shares should express their will in the election of the remaining sitting and deputy members to the Audit Council, as this was their duty, in accordance with the provisions under letter  "b", Paragraph 4, Article 161 of Law No. 6404/76.  Those shareholders then announced the names elected by them, namely, Messrs.  JOSÉ FERNANDO MONTEIRO ALVES and PERCEVAL LEITE BRITTO, as sitting members and Messrs.  JOÃO ANDRIJIC MALANDRIN and RAFAEL NATAL MONACO as deputy members, all of them identified below, and thus completing the number of members to the Audit Council, consisting of three sitting members and three deputy members, as informed below, to serve their terms of office up to the submission of accounts for the current year, at the Ordinary General Meeting to be held in 2009: SITTING MEMBERS – LUIZ ALBERTO PEREIRA DE MATTOS, a Brazilian citizen, married,  economist, ID RG. 2094348 iFP/RJ, TIN (CPF) 103.183.397-68, resident and domiciled at Rua Oswaldo Cruz, nº 20, apto 701 – Flamengo – CEP 22250-060, in Rio de Janeiro–RJ,  JOSÉ FERNANDO MONTEIRO ALVES, a Brazilian citizen, married, lawyer,  ID RG No. 2.386.657-SSP/SP and TIN (CPF)  nº 025.339.608-53,  resident and domiciled at Praça Senador José Roberto Leite Penteado, No. 436, Lapa, CEP 05078-020, in São Paulo-SP; and PERCEVAL LEITE BRITTO, a Brazilian citizen, married, lawyer,  ID RG No. 1.216.672-SSP/SP and TIN (CPF) No. 114.908.708-06, resident and domiciled at Avenida Dr. João Guimarães nº 539, Jardim Taboão, CEP 05741-190, in São Paulo-SP; DEPUTY MEMBERS – LUIZ GUILHERME TINOCO ABOIM DA COSTA, a Brazilian citizen, married, economist, ID  18.565 CORECON/RJ, CPF 886.166.577-20, resident and domiciled at Rua São Clemente, nº 25, apto 202, Botafogo, in Rio de Janeiro-RJ, CEP 22260-001; JOÃO ANDRIJIC MALANDRIN, a Brazilian citizen, married, production engineer,  ID RG No. 2.712.946-9 SSP/SP and TIN (CPF) No. 044.413.038-15, resident and domiciled at Rua Araucária, nº 118, Jardim Franca, CEP 02338-010, in São Paulo-SP; and RAFAEL NATAL MONACO, a Brazilian citizen, married, accountant,  ID RG No. 3.878.348/SP and TIN (CPF) No. 019.037.568-04, resident at Rua Agente Gomes No. 258, apto. 51, Santana, CEP 02040-090, in São Paulo-SP. As compensation to the members of the Audit Council, the Meeting approved, by majority voting, the proposal submitted also by shareholders holding ordinary shares, in the amount of five thousand and two hundred reais (R$ 5,200.00), a monthly amount above the legally required amount, i.e., ten percent (10%) of the average monthly remuneration of each officer, to be paid to each Audit Council member actually occupying the position, as set forth by Law No. 6404/76, article 162, Paragraph 3.  Finally, the  Chairman, taking again the floor, informed that the members elected to the Audit Council met the legal requirements of Law No. 6404/76. Subsequently, since no specific formalities were required for the installation of the Audit Council members,  the Chairman installed the elected members in their positions as of that date.

8 -  RECORDS:   It is herein recorded that the following shareholders abstained from voting:

- Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, in relation to items: I – Extraordinary General Meeting: itens  “a”   and   “ b”; and  II – Ordinary General Meeting: item “c” as to the remuneration and item “d” as to the remuneration only;

- CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, ISHARES MSCI BRAZIL (FREE) INDEX F., BARCLAYS GLOBAL INVESTORS N.A.,  EMERGING MARKETS SUDAN FREE EQUITY, ISHARES MSCI BRIC INDEX FUND, as to item II – Ordinary General Meeting as to item “c”, of the Agenda.

These records are filed at the Company's Registered Address, in accordance with Law No.  6404/76, article 130, paragraph 1.

9 – CLOSING, PREPARATION OF MINUTES AND SIGNATURES:   There being no further business, the Meetings were adjourned for drawing up these minutes which, after being read and checked, were duly signed by all shareholders present.

Concórdia-SC, April 17, 2008

WALTER FONTANA FILHO

CHAIRMAN

JOSÉ NESTOR CONCEIÇÃO HOPF

SECRETARY

SHAREHOLDERS:

SADIA S.A. SHAREHOLDERS' AGREEMENT

By proxy /  OMAR FONTANA DOS REIS

FUNDAÇÃO ATTÍLIO FRANCISCO XAVIER FONTANA

By proxy / EDUARDO FONTANA D’AVILA

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL - PREVI

By proxy / MELISSA BELOTTO

(continued – signatures of the minutes of the EGM and EGO held on 04.17.2008)

FUNDAÇÃO BANCO CENTRAL DE PREVIDÊNCIA – CENTRUS

BB TOP AÇÕES IBRX INDEXADO FUNDO DE INVESTIMENTO;

.BB TOP AÇÕES IBOVESPA INDEXADO FUNDO DE INV.;

BB TOP AÇÕES SMALL CAPS FUNDO DE INV.;

BB TOP AÇÕES EXPORTAÇÃO FUNDO DE INV.;

BB TOP AÇÕES IBOVESPA ATIVO FUNDO DE INV.;

BRASILPREV TOP A FUNDO DE ENV. DE AÇÕES;

BRASILPREV TOP AÇÕES DIVIDENDOS FUNDO DE ENV.;

BB PREVIDÊN TOP FUNDO DE INV. MULTIMERCADO;

BB TOP AÇÕES ÍNDICE DE SUSTENT.EMPRES.FUNDO DE INV.;

BB ADMINISTRAÇÃO DE ATIVOS DTVM S.A.

By proxy / MELISSA BELOTTO

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC;

 ISHARES MSCI BRAZIL (FREE) INDEX F.,

BARCLAYS GLOBAL INVESTORS N.A.,

EMERGING MARKETS SUDAN FREE EQUITY,

ISHARES MSCI BRIC INDEX FUND.

By proxy / PAULO ROBERTO ESTEVES

DODGE & COX INTERNATIONAL STOCK FUND

COMGEST GROWTH GEM PROMISING COMPANIES

COMGEST GROWTH EMERGING MARKETS

By proxy / HONORINO LUIZ BERNARDI

VICENTE FALCONI

FLAVIO RIFFEL SCHMIDT

By proxy / ITAGIBA LINO DOS SANTOS

(continued – signatures of the minutes of the EGM and EGO held on 04.17.2008)

THE MASTER TRUST BANK OF JAPAN, LTD. RE.MTBC 400035147;

VANGUARD EMERGING MARKETS STOCK INDEX FUND;

THE EMERGING MARKETS EQUITY INVESTMENTS PORTFOLIO OF CONSULTING GROUP CAPITAL MARKETS FUND;

THE SEI EMERGING MARKETS EQUITY FUND;

BELL ATLANTIC MASTER PENSION TRUST;

WEST VIRGINIA INVESTMENT MANAGEMEN;

THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD;

CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND;

SEI INVESTMENTS CANADA COMPANY EMERG. MARKETS EQUITY FUND;

THE TEXAS EDUCATION AGENCY;

STATE OF CALIFORNIA PUBLIC EMPLOYEE;

STATE STREET EMERGING MARKETS;

SSGA EMERGING MARKETS FUND;

STATE STREET EMERGING MARKETS;

THE BRAZIL MSCI EMERGING MARKETS INDEX;

EATON VANCE TAX – MANAGED EMERGING MARKETS FUND;

EATON VANCE STRUCTURED EMERGING MARKET FUND;

IBM TAX DEFFERED SAVINGS PLAN;

DAILY ACTIVE EMERGING MARKETS SECURITY;

MORGAN STANLEY INVESTMENT MANEGEMENT ACTIVE INTERNATIONAL ALLOCATION TRUST;

DUPONT PENSION TRUST;

THE CALIFORNIA STATE TEACHERS RET;

STATE OF CONNECTICUT RETIREMENT PL;

THE MONETARY AUTHORITY OF SINGAPORE;

VAN KAMPEN SERIES FUND, INC. VAN KAMPEN GLOBAL EQUITY ALLOCATION FUND;

STE ST BK & TR CO INV FDS FOR TAREX ;

JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX  TRUST B;

JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX  TRUST A;

JOHN HANCOCK FUNDS II: INTERNATIONAL EQUITY X FUND;

THE CALIF STATE TEACHERS  RETIREMENT;

LAUDUS ROSENBERG INTERNATIONAL DIS;

SPDR S&P EMERGING LATIN AMERICA ETF;

COLLEGE RETIREMENT EQUITIES FUND;

PRINCIPAL INVESTORS FUND, INC – DIVERSIFIED INTERNATIONAL FUND;

By proxy /  PAULO ROBERTO ESTEVES

(continued – signatures of the minutes of the EGM and EGO held on 04.17.2008)

PRINCIPAL INVESTORS FUND, INC – INTERNATIONAL EMERGING MARKETS FUND,

PRINCIPAL VARIABLE CONTRACTS  FUND, INC –  INTERNATIONAL EMERGING MARKETS ACCOUNT;

PRINCIPAL VARIABLE CONTRACTS  FUND, INC –  DIVERSIFIED INTERNATINAL ACCOUNT;

EMERGING MARKETS  EQUITY MANAGERS: PORTIFOLIO1 OFFSHORE MASTER L.P.;

DIMENSIONAL EMERGING MARKETS FUND INC;

THE DFA INVESTMENT TRUST COMPANY ON BEHALF OF ITS SERIES THE EMERGING MARKETS SMALL CAP SERIES;

PRINCIPAL LIFE INSURANCE COMPANY;

EMERGING MARKETS CORE EQUITY : PORTIFOLIO OF DFA INVESTMENT DIMENSIONS GROUP INC.;

PACIFIC LIFE FUNDS – PL EMERGING MARKETS FUND;

WILMINGTON MULTI-MANAGER INTERNATIONAL FUND;

BALENTINE INTERNATIONAL EQUITY FUND SELECT, L.P.

FORD MOTOR COMPANY OF CANADA , LIMITED PENSION TRUST;

THE FUTURE FUND BOARD OF GUARDIANS;

TEACHER RETMNT SYSTEM OF TEXAS;

FRANKLIN TEMPLETON CORPORATE CLASS LTD;

OPPENHEIMER DEVELOPING MARKETS FUND;

NORGES BANK;

VANGUARD INVESTMENT SERIES, PLC;

STICHTING PENSIONENFONDS ABP;

NEW YORK STATE COMMON RETIREMENT FUND;

JP MORGAN INVESTMNENT FUNDS

By proxy / PAULO ROBERTO ESTEVES

ALBINO ZANATTA

ALBERTO STRINGHINI

OCTAVIANO ZANDONAI